SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO. ________)


                              KEY3MEDIA GROUP, INC.
            --------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    49326R104
            --------------------------------------------------------
                                 (CUSIP NUMBER)


                                FREDRIC D. ROSEN
                       5700 WILSHIRE BOULEVARD, SUITE 325,
                          LOS ANGELES, CALIFORNIA 90036
                              PHONE: (323) 954-6100

            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  MAY 31, 2001
            --------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 49326R104                     13D                  Page 2 of ___ Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Fredric D. Rosen
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)   Not applicable     [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   Mr. Rosen is a citizen of the United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     3,790,555
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     20,000*
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     3,790,555
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     20,000*
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   3,810,555
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   5.56%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14
                   IN
--------------------------------------------------------------------------------


* Shares held by the Rosen 1991 Childrens Trust FBO Samuel N. Rosen and the Rosen 1991 Childrens Trust FBO Sara L. Rosen, as to which Mr. Rosen is the Trustee. Mr. Rosen and the Trusts may be deemed to be a group.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 49326R104                     13D                  Page 3 of ___ Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Rosen 1991 Childrens Trust FBO Samuel N. Rosen
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
         4
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)   Not Applicable         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   California
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     0
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     3,810,555*
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     0
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     3,810,555*
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   3,810,555
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   5.56%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14
                   OO
--------------------------------------------------------------------------------


* The Trust owns 10,000 shares directly of Key3Media. Mr. Rosen may be deemed a beneficial owner of these 10,000 shares, along with another 10,000 shares of the Rosen 1991 Childrens Trust FBO Sara L. Rosen. Mr. Rosen and the Trust may be deemed to be a group.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 49326R104                     13D                  Page 4 of ___ Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Rosen 1991 Childrens Trust FBO Sara L. Rosen
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS
         4
                   AF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)         Not applicable  [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   California
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     0
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     3,810,555*
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     0
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     3,810,555*
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   3,810,555
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   5.56%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON
        14
                   OO
--------------------------------------------------------------------------------


* The Trust owns 10,000 shares directly of Key3Media. Mr. Rosen may be deemed a beneficial owner of these 10,000 shares, along with another 10,000 shares of the Rosen 1991 Childrens Trust FBO Samuel N. Rosen. Mr. Rosen and the Trust may be deemed to be a group.

Item 1. Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Shares"), of Key3Media Group, Inc. ("Key3Media"), a Delaware corporation. The principal executive offices of Key3Media are located at 5700 Wilshire Boulevard, Suite 325, Los Angeles, California 90036. The principal executive offices of the Trusts are located at 603 Doheny Road, Beverly Hills, California 90210.

Item 2. Identity and Background.

         (a) This Statement is being filed by and on behalf of Mr. Rosen, an individual, and the Rosen 1991 Childrens Trust FBO Samuel N. Rosen and the Rosen 1991 Childrens Trust FBO Sara L. Rosen (together "the Trusts"). Mr. Rosen and the Trusts may be deemed to be a group.

         (b) The business address of Mr. Rosen is at the principal executive offices of Key3Media at 5700 Wilshire Boulevard, Suite 325, Los Angeles, California 90036 . The business address of the Trusts is 603 Doheny Road, Beverly Hills, California 90210.

         (c) Mr. Rosen is the Chairman and Chief Executive Officer of Key3Media and Chairman of Key3Media Events, Inc., a Delaware corporation and wholly owned subsidiary of Key3Media.

         (d) Neither Mr. Rosen nor the Trusts have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

         (e) During the last five years, neither Mr. Rosen nor the Trusts have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Rosen is a United States Citizen. The Trusts are organized under the laws of California.


Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Rosen and the Trusts obtained the beneficial ownership of 420,000 of the shares in the initial public offering of Key3Media. Additionally, Mr. Rosen obtained the remainder of the shares pursuant to options granted by Key3Media as part of his compensation package. A summary of the provisions in Mr. Rosen's Employment Agreement, as amended, relating to his stock options is contained in Exhibit A.


Item 4. Purpose of Transaction.

         Mr. Rosen acquired beneficial ownership of the shares for investment and as part of his compensation package. Except for the future vesting of Mr. Rosen's unvested stock options, Key3Media's recently announced debt refinancing and possible issuances of Key3Media's securities under its shelf registration statement from time to time, neither Mr. Rosen nor the Trusts have any plans or proposals of the type described in clauses (a)-(j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

         (a) As of the date of this Statement, Mr. Rosen beneficially owns 3,810,555 shares constituting 5.56% of the outstanding shares (the percentage of shares owned being based upon 65,058,000 shares outstanding as of the close of business on June 4, 2001 and the 3,390,555 shares Mr. Rosen has the right to acquire within 60 days under vested stock options). These holdings include 20,000 shares as trustee for his children's trusts and the right to acquire beneficial ownership of 3,390,555 shares within 60 days through the exercise of stock options granted under the Key3Media Stock Option and Incentive Plan.


         (b) Mr. Rosen has the sole power to vote and dispose of the 3,790,555 shares owned by him directly and the shared power to vote and dispose of the 20,000 owned by the Trust.


         (c) In accordance with the Key3Media Stock Option and Incentive Plan, stock options for 199,444.438 shares have vested both on April 30 and May 31, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None

Item 7. Material to be Filed as Exhibits.

         The following Exhibits are filed herewith:

              Exhibit A - Summary of options provisions in Mr. Rosen's Employment Agreement, as amended

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June  11 , 2001
             ----
                              FREDRIC D. ROSEN


                                 By: /s/ Fredric D. Rosen
                                     ------------------------------------
                                     Name: Fredric D. Rosen
                                     Title: Chairman and Chief Executive Officer
                                            Key3Media Group, Inc.


                              ROSEN 1991 CHILDRENS TRUST FBO SAMUEL N. ROSEN


                                 By: /s/ Fredric D. Rosen
                                     ------------------------------------
                                     Name: Fredric D. Rosen
                                     Title: Trustee


                              ROSEN 1991 CHILDRENS TRUST FBO SARA L. ROSEN


                                 By: /s/ Fredric D. Rosen
                                     ------------------------------------
                                     Name: Fredric D. Rosen
                                     Title: Trustee

                                  EXHIBIT INDEX


     Exhibit No.              Description

         A Summary of options provisions in Mr. Rosen's Employment Agreement, as amended